UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Brookfield Homes Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

112723 10 1
(CUSIP Number of Class of Securities)

Shane D. Pearson	WITH A COPY TO:
Brookfield Homes Corporation	Andrew J. Beck
12865 Pointe Del Mar, Suite 200	Torys LLP
Del Mar, California 92014	237 Park Avenue
(858) 481-8500	New York, New York 10017-3142
(212) 880-6000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee

$92,500,000	$7,484

*For the purpose of calculating the filing fee only, this amount is based on the purchase of 5,000,000 shares of common stock at the maximum tender offer price of $18.50 per share.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.

|X|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Issuer Tender Offer Statement on Schedule TO is filed by Brookfield Homes Corporation, a Delaware corporation (the “Company”), in connection with its offer to purchase 5,000,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares as are properly tendered and not properly withdrawn, from its stockholders. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase dated August 18, 2003 and the related letter of transmittal (which together as may be amended or supplemented from time to time constitute the tender offer). The Company is inviting stockholders to tender shares at prices per share between $15.50 and $18.50, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer. Brascan Corporation, the Company’s major stockholder, has indicated to the Company that it intends to tender up to an equivalent number of shares as the aggregate number of shares tendered by other stockholders, and at the purchase price determined by the tender offer.

This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the offer to purchase and the letter of transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to items 1 through 11 of this Schedule TO. Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the offer to purchase.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated August 18, 2003.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)	Form W-8BEN and Instructions for Form W-8BEN.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter from Information Agent to Brokers.
(b) Letter from Brokers to Clients.
(c) Letter from Chief Executive Officer to Odd Lot Holders.
(d) Press Release dated August 8, 2003. *
(e) Press Release dated August 18, 2003.
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

* Previously filed on Schedule TO.

Item 13. Information Required By Schedule 13e-3.

Not applicable.

______________

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROOKFIELD HOMES CORPORATION
By:	/s/ IAN G. COCKWELL

Ian G. Cockwell President and Chief Executive Officer

Date: August 18, 2003

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated August 18, 2003.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)	Form W-8BEN and Instructions for Form W-8BEN.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter from Information Agent to Brokers.
(b) Letter from Brokers to Clients.
(c) Letter from Chief Executive Officer to Odd Lot Holders.
(d) Press Release dated August 8, 2003.*
(e) Press Release dated August 18, 2003.
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

* Previously filed on Schedule TO.